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                                UNITED STATES

                                SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

First Financial Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

320222 10 2

(CUSIP Number)

David W. Mann

800 Washington Avenue

Waco, Texas 76701

(254) 757-2424

____________________

(Names, Addresses and Telephone Numbers of Persons

Authorized to Receive Notices and Communications)

August 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box □.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)
CUSIP No. 320222 10 2
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entity only). David W. Mann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization		United States
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power	421
	8.	Shared Voting Power	102,477
	9.	Sole Dispositive Power	421
	10.	Shared Dispositive Power	102,477
11.	Aggregate Amount Beneficially Owned by Each Reporting Person		102,898
12.	Check if the Aggregate Amount in Row (11) Excludes Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)		59.3%
14.	Type of Person Reporting (See Instructions)		IN

Introductory Statement

The purpose of this Amendment No. 2 is to report transactions as a result of which the beneficial ownership of David W. Mann of common stock of First Financial Corporation increased by 823 shares.

Item 1.        Security and Issuer.

This statement relates to the voting common stock, no par value per share (the "Common Stock"), of First Financial Corporation, a Texas corporation (the "Issuer"). The address of the Issuer's principal executive offices is 800 Washington Avenue, Waco, Texas 76703.

Item 2.        Identity and Background.

(a) –(c)         David W. Mann is an individual whose business address is 800 Washington Avenue, Waco, Texas 76701. Mr. Mann's principal occupations are president, chief executive officer and a director of the Issuer; president of First Preference Mortgage Corp., a Texas corporation and a subsidiary of the Issuer, the address of which is 800 Washington Avenue, Waco, Texas 76701; and president and a director of Citizen's State Bank of Woodville (Texas), a Texas banking association, whose address is P.O. Box 109, Woodville, Texas 75979. Mr. Mann is also an officer and director of certain insurance agencies and insurance companies and holds management positions with several other business entities.

(d)        Mr. Mann has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        Mr. Mann has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)        Mr. Mann is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration.

To the extent any funds were used by Mr. Mann in connection with his acquisition of additional shares of Common Stock, those funds were personal funds.

On August 19, 2003, Mr. Mann entered into an Agreement in Principle with Mary Hyden Hunter, pursuant to which he agreed to purchase an additional 24.2% limited partner interest in First Financial Holdings, Ltd. ("FFHL"), a Texas limited partnership, for a total purchase price of $508,114. FFHL currently owns 102,447 shares of Common Stock, and, prior to this transaction, Mr. Mann owned a 0.5% general partner interest in FFHL, and was the sole owner of an entity owning a 62.3% limited partner interest in FFHL.

On November 7, 2003, Mr. Mann purchased a 36.7% limited partner interest in FFHL from Mary Hyden Hunter, 12.5% more than was originally negotiated, for a total purchase price of $770,610. The purchase price was paid as follows: (i) a total cash payment of $77,061 ($62,061 of which was paid by Mr. Mann and $15,000 of which was paid by an entity now known as JRPM Investments, Ltd. ("JRPM"), a limited partnership of which Mr. Mann is a general partner), and (ii) the delivery of promissory notes from Mr. Mann ($582,549) and JRPM ($111,000) for the balance. The promissory notes shall bear interest at a rate equal to The Wall Street Journal prime rate, to be adjusted annually, and shall be fully paid in 10 years.

Item 4.        Purpose of Transaction.

As reported in Item 5 below, Mr. Mann may be deemed to have beneficial ownership of shares of Common Stock by virtue of having sole or shared voting or dispositive power with respect to such shares as a result of the positions he holds with entities that hold shares of Common Stock directly or with entities that control other entities that hold shares of Common Stock directly. The ownership of shares of Common Stock by these entities, including the ownership that results from the transactions described in Item 5, is for investment purposes and Mr. Mann's beneficial ownership of such shares is for investment purposes. In his capacity as one who may be deemed to have such beneficial ownership and except as described in Item 3, Mr. Mann has no plans or proposals that would result in (a) the acquisition or disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above. In that capacity, however, Mr. Mann intends to review continuously his investment, and the investment by entities with which he is affiliated, in the Common Stock; the Issuer's business, board of directors, management, operations, financial results and condition and prospects; the market price of the Common Stock; conditions in the securities markets generally; and general economic and industry conditions. Mr. Mann may, in light of his continuing review of these factors, acquire or dispose of or cause such entities to acquire or dispose of, shares of Common Stock or otherwise to change his intention with respect to any or all of the matters referred to in this Item 4 and may formulate a plan or proposal relating to one or more of such matters. In addition, in his capacity as an officer and a director of the Issuer and its subsidiaries, Mr. Mann may discuss one or more of the matters enumerated above with the other officers and directors of the Issuer, and may formulate and effectuate a plan or proposal relating to one or more of the matters enumerated above. Effectuation of most or all such plans or proposals would require action by the Issuer's board of directors.

Item 5.        Interest in Securities of the Issuer.

(a)         David W. Mann may be deemed the beneficial owner of 102,898 shares of the Common Stock, which shares represent 59.3% of the outstanding shares of such stock based on the number of shares of Common Stock (173,528 shares) shown as outstanding as of October 31, 2003 in the Issuer's Form 10-QSB for the quarter ended September 30, 2003.

(b)        Mr. Mann's beneficial ownership of such shares is as follows:

(i)        102,477 shares of Common Stock are held directly by FFHL, of which the general partners are Mr. Mann and FFC Holdings, Inc., a Texas corporation of which Mr. Mann is president and a director and all of the outstanding voting common stock of which is held by the David W. Mann 1990 Trust (the "1990 Trust"). The sole beneficiaries of the 1990 Trust are David W. Mann, his spouse and his descendants. The trustee of the 1990 Trust is Harold E. Allison III, who has reported his beneficial ownership of such shares on the Schedule 13D filed on July 30, 2001 as amended by Amendment No. 1 to Schedule 13D filed on April 11, 2002 and Amendment No. 2 to the Schedule 13D filed on November 20, 2003. Mr. Mann may be deemed to share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 102,477 shares of Common Stock held directly by FFHL with Mr. Allison. The answer to Item 2 of this Schedule 13D/A and the answer to Item 2 to Amendment No. 2 to Schedule 13D filed by Mr. Allison on November 20, 2003 with respect to his beneficial ownership of shares of Common Stock are incorporated by reference in partial response to this Item 5(b)

(ii)        421 shares of Common Stock are held directly by MCRLT Group, L.P. ("MCRLT"), a Texas limited partnership of which Mr. Mann is the sole general partner. Mr. Mann has sole voting and dispositive power with respect to these shares.

(c)        Mr. Mann, certain of his family members, and various entities owned or controlled by them, undertook a restructuring and reorganization of assets owned by them (the "Reorganization"), including Common Stock of the Issuer. Mr. Mann's reported beneficial ownership of Common Stock increased by 0.47% as a result of the Reorganization due to the following transactions, all of which occurred on August 19, 2003 (unless otherwise noted):

(i)        Mr. Mann received a distribution of three shares of Common Stock from a trust as to which he is a beneficiary. Mr. Mann subsequently contributed these shares of Common Stock to MCRLT.

(ii)        Mr. Mann purchased 58 shares of Common Stock in a private purchase at a price of $7.50 per share. Mr. Mann subsequently contributed these shares of Common Stock to MCRLT.

(iii)        Mr. Mann received a distribution of 78 shares of Common Stock from Barclay, Inc., a Texas corporation that is wholly owned by Mr. Mann and of which he is the president and sole director. Mr. Mann subsequently contributed these shares of Common Stock to MCRLT.

(iv)        MCRLT received a contribution of 282 shares of Common Stock from trusts for the benefit of Mr. Mann's children in exchange for limited partner interests in MCRLT.

(v)        Bluebonnet Investments, Ltd., a Texas limited partnership ("Bluebonnet"), received contributions of an aggregate of 480 shares of Common Stock from certain limited partners. The sole general partner of Bluebonnet is Bluebonnet Enterprises, Inc., a Texas corporation of which Mr. Mann is president and a director and all of the outstanding voting common stock of which is held by the 1990 Trust.

(vi)        Bluebonnet contributed its 9,735 shares of Common Stock to FFHL in connection with its admission as a limited partner of FFHL. Bluebonnet then distributed its limited partner interest in FFHL to its limited partners. Thus, Bluebonnet no longer has a beneficial interest in the Common Stock.

(vii)        Mr. Mann agreed to purchase an additional 24.2% limited partner interest in FFHL (which holds 102,477 shares of Common Stock) at a price per share of $20.49.

(viii)        On November 7, 2003, Mr. Mann completed the purchase of the 24.2% limited partner interest in FFHL referred to in subpart (vii) above, and also purchased a an additional 12.5% limited partner interest in FFHL, bringing the total interest purchased to 36.7%. Mr. Mann purchased a 30.7% limited partner interest directly, and purchased the remaining 6.0% limited partner interest through JRPM. The price per share was $20.49. As noted above in subpart (b), Mr. Mann, in his position as a general partner of FFHL, may be deemed the beneficial owner of all shares held by FFHL and thus currently includes all 102,477 shares in his reported beneficial ownership.

(d)        As owner, FFHL has the right to receive dividends from, or the proceeds from the sale of, 102,477 shares of the Common Stock. As general partners in FFHL, Holdings, Inc. and David W. Mann have the power to direct the receipt of dividends from, or the proceeds from the sale of, such 102,477 shares.

(e)        Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the     Issuer.

Not applicable.

Item 7.          Material to be Filed as Exhibits.

1.        Item 2 to the Amendment No. 2 to the Schedule 13D filed by Harold E. Allison III and Annie Laurie Miller on November 20, 2003, with respect to the Issuer's securities (incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                                                                                                                             November 20, 2003

                                                                                                                                      Date

                                                                                                                             /s/ David W. Mann

                                                                                                                               David W. Mann

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)